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06003937

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46960

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____ 01/01/05 _____ AND ENDING _____ 12/31/05 _____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MGI Funds Distributors, Inc., formerly known as Offit Funds Distributor, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

301 Bellevue Parkway

(No. and Street)

Wilmington	DE	19809
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig D. Stokarski   (302) 791 - 3053

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP

(Name – if individual, state last, first, middle name)

1700 Market Street, 25th Floor	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Craig D. Stokarski__ ——————————————————————, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __MGI Funds Distributors, Inc., formerly known as Offit Funds Distributor, Inc.__ ———————————————, as of __and for the year ended December 31_____, 20 __05____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

JOSEPH J. DOROVICH
NOTARY PUBLIC
STATE OF DELAWARE
My Commission Expires May 23, 2008

_____ 2-23-06
Signature

Financial and Operations Principal
_____
Title

Notary Public Date : 2/23/06

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MGI Funds Distributors, Inc.,
formerly known as Offit Funds Distributor, Inc.

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Financial Statements and
Supplementary Information

For the Year ended December 31, 2005

Contents

Independent Auditors' Report 1

Audited Financial Statements:

    Statement of Financial Condition... 3
    Statement of Income.. 4
    Statement of Changes in Stockholder's Equity..................... 5
    Statement of Cash Flows.. 6
    Notes to Financial Statements.. 7

Supplementary Information:

    Computation of Net Capital under SEC Rule 15c3-1............ 11

    Computation for Determination of Reserve Requirement
      and Information Relating to the Possession or Control
      Requirements Under SEC Rule 15c3-3...................... 12

Supplementary Report:

    Supplementary Report on Internal Control.......................... 13

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
MGI Funds Distributors, Inc., (formerly known as Offit Funds Distributor, Inc.)

We have audited the following financial statements of MGI Funds Distributors, Inc., (a
wholly owned subsidiary of PFPC Distributors, Inc.) (the "Company") for the year ended
December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities
Exchange Act of 1934:

	Page
Statement of Financial Condition	3
Statement of Income	4
Statement of Changes in Stockholder's Equity	5
Statement of Cash Flows	6

These financial statements are the responsibility of the Company's management. Our
responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as
established by the Auditing Standards Board (United States) and in accordance with the
auditing standards of the Public Company Accounting Oversight Board (United States).
Those standards require that we plan and perform the audit to obtain reasonable
assurance about whether the financial statements are free of material misstatement. The
Company is not required to have, nor were we engaged to perform, an audit of its internal
control over financial reporting. Our audit included consideration of internal control over
financial reporting as a basis for designing audit procedures that are appropriate in the
circumstances, but not for the purpose of expressing an opinion on the effectiveness of
the Company's internal control over financial reporting. Accordingly, we express no
such opinion. An audit also includes examining, on a test basis, evidence supporting the
amounts and disclosures in the financial statements, assessing the accounting principles
used and significant estimates made by management, as well as evaluating the overall
financial statement presentation. We believe that our audit provides a reasonable basis
for our opinion.

Member of
Deloitte Touche Tohmatsu

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of the Company as of December 31, 2005, are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934.

	Page
Computation of Net Capital under SEC Rule 15c3-1	11
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information Relating to the Possession or Control Requirements Under Rule 15c3-3	12

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 23, 2006

MGI Funds Distributors, Inc.,
formerly known as Offit Funds Distributor, Inc.

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$	104,621
Accounts receivable		23,369
Prepaid assets		408
Investment income receivable		205
Total assets	$	128,603

Liabilities and stockholder's equity

Liabilities:

Accrued expenses	$	625
Intercompany payables		897
Income taxes payable		9,704
Deferred tax liability		116
Total liabilities		11,342

Stockholder's equity

Common stock, $1.00 par value, 1,000 shares authorized; 10 shares issued and outstanding	10
Additional paid-in capital	109,455
Retained earnings	7,796
Total stockholder's equity	117,261

Total liabilities and stockholder's equity	$	128,603

The accompanying notes are an integral part of these financial statements.

MGI Funds Distributors, Inc.,
formerly known as Offit Funds Distributor, Inc.

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Statement of Income

For the Year Ended December 31, 2005

Revenues:

Service fees	$	81,661
Investment income		2,248
Total revenue		83,909

Expenses:

Professional and other services	44,720
Allocated support services	1,810
General office expenses	65
Total expenses	46,595
Income before income taxes	37,314
Provision for income taxes	15,826

Net income	$	21,488

The accompanying notes are an integral part of these financial statements.

MGI Funds Distributors, Inc.,
formerly known as Offit Funds Distributor, Inc.
(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2005

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
	Shares	Amount			
Balances at January 1, 2005	10	$ 10	$ 109,455	$ (13,692)	$ 95,773
Net income	-	-	-	21,488	21,488
Balances at December 31, 2005	10	$ 10	$ 109,455	$ 7,796	$ 117,261

The accompanying notes are an integral part of these financial statements.

MGI Funds Distributors, Inc.,
formerly known as Offit Funds Distributor, Inc.

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Statement of Cash Flows

For the Year Ended December 31, 2005

Cash flows from operating activities:

Net income		$ 21,488
Adjustments to reconcile net income to net cash provided by operating activities:		
Net deferred tax expense	$ 1,824	
Changes in assets and liabilities:		
Increase in accounts receivable	(23,369)	
Decrease in income taxes receivable	3,107	
Decrease in prepaid assets	9,381	
Increase in investment income receivable	(70)	
Increase in intercompany payables	897	
Increase in income taxes payable	9,704	
Total adjustments		1,474
Net cash provided by operating activities		22,962
Net increase in cash		22,962
Cash at beginning of year		81,659
Cash at end of year		$ 104,621
Supplemental cash flows disclosure:		
Income tax payments		$ 8,000
Income tax refunds		$ 6,809

The accompanying notes are an integral part of these financial statements.

6

MGI Funds Distributors, Inc.,
formerly known as Offit Funds Distributor, Inc.
(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Notes to Financial Statements

December 31, 2005

1. Organization

MGI Funds Distributors, Inc., formerly known as Offit Funds Distributor, Inc., (the "Company") is a wholly-owned subsidiary of PFPC Distributors, Inc. ("PFPCDI") and an indirect wholly-owned subsidiary of PFPC Inc. (the "Parent"), PFPC Trust Company ("Trust Co.") and The PNC Financial Services Group, Inc. ("PNC" or the "Corp."), a publicly traded company. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the National Association of Securities Dealers.

The Company served solely as distributor and principal underwriter to MGI Mutual Funds (the "Funds"). The Company entered into a new service agreement with the Funds and on June 6, 2005, the Company changed its name from Offit Funds Distributor, Inc.

2. Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results may differ from those estimates.

Cash and Cash Equivalents - Cash and cash equivalents consist of cash and short-term, highly liquid investments with original maturities of three months or less. Cash and cash equivalents are generally held at major financial institutions and in open-end money market mutual funds registered under the Investment Company Act of 1940 ("'40 Act"). Short-term investments are carried at fair value.

Accounts Receivable - Accounts receivable includes amounts due from client for the performance of distribution and support services.

Revenue Recognition - Revenue from service fees, as described in Note 1, is recognized in the period the service is rendered in the statement of income.

Income Taxes - The liability method is used in accounting for income taxes whereby deferred income tax assets and liabilities are determined based on differences between the financial reporting and income tax basis of assets and liabilities and are measured using the enacted tax rates and laws that are expected to be in effect when the differences reverse (See Note 4).

Investment Income - Investment income includes income earned on cash and cash equivalents and is recognized when earned.

MGI Funds Distributors, Inc.,
formerly known as Offit Funds Distributor, Inc.
(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Notes to Financial Statements (continued)

December 31, 2005

2. Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments - Statement of Financial Accounting Standards ("SFAS") No. 107, "Disclosures About Fair Value of Financial Instruments," requires the disclosure of the estimated fair values of financial instruments. Substantially all of the Company's assets and liabilities are considered financial instruments, as defined by SFAS 107. Fair value is defined as the price at which a financial instrument could be liquidated in an orderly manner over a reasonable time period under present market conditions.

SFAS 107 requires that the fair value of financial instruments be estimated using various valuation methodologies. Quoted market prices, when available, are used as the measure of fair value. The estimated fair value of financial instruments that have a short-term maturity may approximate the carrying amount of such financial instruments.

The Company's financial instruments are short-term in nature. Consequently, carrying amounts of these assets and liabilities approximated estimated fair value. The Company considers the amounts recorded for the financial instruments on the statement of financial condition to be reasonable estimates of fair value.

3. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $25,000 or 6 2/3% of aggregate indebtedness, as defined. The Rule also requires that aggregate indebtedness not exceed 15 times net capital. The SEC requirements provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2005, the Company had net capital of $91,392, which was $66,392 in excess of the required net capital of $25,000. The Company's resulting ratio of aggregate indebtedness to net capital was 0.12 to1.

The Company has complied with the exemptive provisions of SEC Rule 15c3-3(k)(1), limiting business to the distribution of mutual funds and/or variable life insurance or annuities. The Company does not hold customer funds or safekeep customer securities.

4. Income Taxes

The operating results of the Company are included in the consolidated U.S. Federal income tax returns of the Corp. and its subsidiaries. For state income tax purposes, the Company files on a separate company basis. Federal income taxes are calculated as if the Company filed a separate federal income tax return.

MGI Funds Distributors, Inc.,
formerly known as Offit Funds Distributor, Inc.
(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Notes to Financial Statements (continued)

December 31, 2005

4. Income Taxes (continued)

The income tax provision included in the statement of income as determined in accordance with SFAS No. 109, "Accounting for Income Taxes," is as follows:

At December 31, 2005	
Current income taxes:	
Federal	$12,649
State	1,353
Total current income taxes	14,002
Deferred income taxes:	
Federal	(804)
State	2,628
Total deferred income taxes	1,824
Total income tax provision	$15,826

At December 31, 2005, the Company had a deferred income tax liability of $116, which resulted from state income taxes.

The provision for federal income taxes is different from the amount which would be provided by applying the federal statutory income tax rate of 35 percent to income before income taxes, primarily as a result of state income taxes.

5. Related Party Transactions

The financial statements are prepared from the separate records maintained by the Company. The Company shares office space and equipment with the Parent, which is under common control of the Corp. Accordingly, the Company has been charged for such shared costs. The Parent, the Corp. and certain other affiliates provide administrative, legal, human resource and other general support services, the cost of which is also allocated to the Company. For the year ended December 31, 2005, these allocations totaled $2,460, which are included in "Allocated support services" and "Professional and other services" in the statement of income. At December 31, 2005, amounts payable to the Parent totaled $897, which is included in "Intercompany payables" on the statement of financial condition.

MGI Funds Distributors, Inc.,
formerly known as Offit Funds Distributor, Inc.
(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Notes to Financial Statements (continued)

December 31, 2005

5. Related Party Transactions (continued)

The deferred tax liability of $116, recorded on the statement of financial condition, will result in an intercompany payable. The income taxes payable of $9,704, as recorded on the statement of financial condition, is an intercompany payable. For the year ended December 31, 2005, income tax payments of $8,000 were made to the Corp. and Trust Co. and income tax refunds of $6,809 were received from the Corp. and Trust Co.

The members of the Board of Directors of the Company are employees of the Parent or Trust Co. For the year ended December 31, 2005, the Board members did not receive any remuneration for their services.

Supplementary Information

MGI Funds Distributors, Inc.,
formerly known as Offit Funds Distributor, Inc.

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Computation of Net Capital under SEC Rule 15c3-1

December 31, 2005

Net Capital:

Stockholder's equity	$	117,261
Deduction for nonallowable assets:		
Accounts receivable		23,369
Prepaid assets		408
Net capital before haircuts on securities positions		93,484
Haircuts on securities:		
Investment in money market mutual fund (2% of $104,621)		2,092
Net capital	$	91,392

Aggregate Indebtedness:

Items included on statement of financial condition:

Accrued expenses	$	625
Intercompany payables		897
Income taxes payable		9,704
Deferred tax liability		116
Total aggregate indebtedness	$	11,342

Computation of Basic Net Capital Requirement:

Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $25,000)	$	25,000
Net capital in excess of required minimum	$	66,392
Excess net capital @ 1000% (net capital less 10% of aggregate indebtedness)	$	90,258
Ratio of aggregate indebtedness to net capital		0.12 to 1

Statement Pursuant to SEC Rule 17a-5(d)(4):

A reconciliation of the above computation to the computation of net capital under SEC Rule 15c3-1, as of December 31, 2005, filed by MGI Funds Distributors, Inc., formerly known as Offit Funds Distributor, Inc., in its FOCUS Part IIA Report is not required as the computations are not materially different.

11

MGI Funds Distributors, Inc.,
formerly known as Offit Funds Distributor, Inc.

(A Wholly-owned Subsidiary of PFPC Distributors, Inc.)

Computation for Determination of Reserve Requirement and Information
Relating to the Possession or Control Requirements Under SEC Rule 15c3-3

December 31, 2005

The Company has elected the exemption under Rule 15c3-3(k)(1) of the Securities and
Exchange Commission, limiting business to the distribution of mutual funds and /or
variable life insurance or annuities. At December 31, 2005, the Company held no
customer funds and had no required deposit.

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

February 23, 2006

MGI Funds Distributors, Inc. (formerly known as Offit Funds Distributor, Inc.)
301 Bellevue Parkway
Wilmington, DE 19809

In planning and performing our audit of the financial statements of MGI Funds
Distributors, Inc., (a wholly owned subsidiary of PFPC Distributors, Inc.) (the
"Company") for the year ended December 31, 2005 (on which we issued our report
dated February 23, 2006), we considered its internal control, including control activities
for safeguarding securities, in order to determine our auditing procedures for the purpose
of expressing an opinion on the financial statements and not to provide assurance on the
Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we
have made a study of the practices and procedures (including tests of compliance with
such practices and procedures) followed by the Company that we considered relevant to
the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate
indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance
with the exemptive provisions of Rule 15c3-3. We did not review the practices and
procedures followed by the Company in making the quarterly securities examinations,
counts, verifications, and comparisons, and the recordation of differences required by
Rule 17a-13 or in complying with the requirements for prompt payment for securities
under Section 8 of Regulation T of the Board of Governors of the Federal Reserve
System, because the Company does not carry securities accounts for customers or
perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal
control and the practices and procedures referred to in the preceding paragraph. In
fulfilling this responsibility, estimates and judgments by management are required to
assess the expected benefits and related costs of internal control and of the practices and
procedures, and to assess whether those practices and procedures can be expected to
achieve the Securities and Exchange Commission's (the "Commission") above-
mentioned objectives. Two of the objectives of internal control and the practices and
procedures are to provide management with reasonable, but not absolute, assurance that
assets for which the Company has responsibility are safeguarded against loss from
unauthorized acquisition, use, or disposition, and that transactions are executed in
accordance with management's authorization and recorded properly to permit the
preparation of financial statements in conformity with accounting principles generally
accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the
practices and procedures listed in the preceding paragraph.

Member of
Deloitte Touche Tohmatsu

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation (including control activities for safeguarding securities) that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP